U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940.

____ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1. Name and Address of Reporting Person                   William C.Ray
                                                          200 North Elm Street
                                                          Greensboro, NC  27401

2. Issuer Name and Ticker or Trading Symbol               Network Systems
                                                          International, Inc.
                                                          (NESI)

3. IRS Number of Reporting Person, if an
   Entity (Voluntary)

4. Statement for Month, Year                              March, 1999

5. If Amendment, Date of Original                         N/A

6. Relationship of Reporting Person to Issuer             Officer
   (Check all applicable)

7. Individual or Joint/Group Filing                       __x__ Form filed by
   (Check Applicable Line)                                      one Reporting
                                                                Person
                                                          ____  Form filed by
                                                                more than one
                                                                Reporting Person

Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security                                  Common Stock

2.   Transaction Date                                   March 10, 1999
      (Month/Day/Year)

3.   Transaction Code                                   Code:  G
      (Instr. 8)

4.   Securities Acquired (A) or Disposed of (D)         Amount:  10,000 shares
          (A) or (D)                                    D
                                                        Price:  $5.625

5.   Amount of Securities Beneficially
     Owned at End of Month                              327,981

6.   Ownership form:
     Direct (D) or Indirect (I)                         D

7.   Nature of Indirect Beneficial Ownership

Table II - Derivative Securities Acquired,
Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security                    N/A

2.   Conversion or Exercise Price of Derivative
     Security

3.   Transaction Date (Month/Day/Year)

4.   Transaction Code                                Code:
                                                     V:

5.   Number of Derivative Securities Acquired
     (A)Or Disposed of (D)

6.   Date Exercisable and Expiration Date            Date Exercisable:
     (Month/Day/Year)                                Expiration Date:

7.   Title and Amount of Underlying
     Securities                                      Title:

                                                     Amount of Number of
                                                     Shares:
 8.  Price of Derivative Security

9.   Number of Derivative Securities Beneficially
     Owned at End of Month

10.  Ownership form of Derivative Security:
     Direct (D)Or Indirect (I)

11.  Nature of Indirect Beneficial Ownership


Signature of Reporting Person

/s/ William C. Ray
William C. Ray

Date:  April 12, 1999